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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*


                             Vanguard Airlines, Inc.
________________________________________________________________________________
                                (Name of Issuer)


                                  Common Stock
________________________________________________________________________________
                         (Title of Class of Securities)


                                    92201B109
________________________________________________________________________________
                                 (CUSIP Number)


                 J.F. Shea Company, Inc. c/o Edmund H. Shea, Jr.
                 655 Brea Canyon Road, Walnut, California 91789
                                 (909) 594-9500
________________________________________________________________________________
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  June 21, 2001
________________________________________________________________________________
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

________________________________________________________________________________

CUSIP No. 92201B109                   13D                     Page 2 of 12 Pages
________________________________________________________________________________



________________________________________________________________________________
     1) Names of Reporting Persons, I.R.S. Identification Nos. of Reporting Persons (entities only)

          J.F. Shea Company, Inc.
________________________________________________________________________________
     2)   Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) [ ]
           (b) [ ]
________________________________________________________________________________
     3)   SEC Use Only

________________________________________________________________________________
     4)   Source of Funds (See Instructions)

          WC
________________________________________________________________________________
     5)   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(d) or 2(e)
          [ ]
________________________________________________________________________________
     6)   Citizenship or Place of Organization

          California
________________________________________________________________________________
     Number of Shares        7) Sole Voting Power  -  19,358,939
                            ____________________________________________________
    Beneficially Owned       8) Shared Voting Power - 0 shares
                            ____________________________________________________
    by Each Reporting        9) Sole Dispositive Power  -  19,358,939
                            ____________________________________________________
       Person with:         10) Shared Dispositive Power - 0 shares
________________________________________________________________________________
    11)   Aggregate Amount Beneficially Owned by Each Reporting Person

          19,358,939 shares
________________________________________________________________________________
    12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)

________________________________________________________________________________
    13)   Percent of Class Represented by Amount in Row (11)

          33.11%
________________________________________________________________________________
    14)   Type of Reporting Person (See Instructions)

          CO
________________________________________________________________________________

________________________________________________________________________________

CUSIP No. 92201B109                   13D                     Page 3 of 12 Pages
________________________________________________________________________________



________________________________________________________________________________
     1)   Names of Reporting Persons

          Edmund H. Shea, Jr.
________________________________________________________________________________
     2)   Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) [ ]
           (b) [ ]
________________________________________________________________________________
     3)   SEC Use Only

________________________________________________________________________________
     4)   Source of Funds (See Instructions)

          Not Applicable
________________________________________________________________________________
     5)   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(d) or 2(e)
          [ ]
________________________________________________________________________________
     6)   Citizenship or Place of Organization

          United States
________________________________________________________________________________
     Number of Shares        7) Sole Voting Power  -  5,000
                            ____________________________________________________
    Beneficially Owned       8) Shared Voting Power - 19,373,939 shares
                            ____________________________________________________
    by Each Reporting        9) Sole Dispositive Power  -  5,000
                            ____________________________________________________
       Person with:         10) Shared Dispositive Power - 19,373,939 shares
________________________________________________________________________________
    11)   Aggregate Amount Beneficially Owned by Each Reporting Person

          19,378,939 shares
________________________________________________________________________________
    12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)

________________________________________________________________________________
    13)   Percent of Class Represented by Amount in Row (11)

          33.14%
________________________________________________________________________________
    14)   Type of Reporting Person (See Instructions)

          IN
________________________________________________________________________________

________________________________________________________________________________

CUSIP No. 92201B109                   13D                     Page 4 of 12 Pages
________________________________________________________________________________



________________________________________________________________________________
     1)   Names of Reporting Persons

          John F. Shea
________________________________________________________________________________
     2)   Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) [ ]
           (b) [ ]
________________________________________________________________________________
     3)   SEC Use Only

________________________________________________________________________________
     4)   Source of Funds (See Instructions)

          Not Applicable
________________________________________________________________________________
     5)   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(d) or 2(e)
          [ ]
________________________________________________________________________________
     6)   Citizenship or Place of Organization

          United States
________________________________________________________________________________
     Number of Shares        7) Sole Voting Power  -  None
                            ____________________________________________________
    Beneficially Owned       8) Shared Voting Power - 19,358,939 shares
                            ____________________________________________________
    by Each Reporting        9) Sole Dispositive Power  -  None
                            ____________________________________________________
       Person with:         10) Shared Dispositive Power - 19,358,939 shares
________________________________________________________________________________
    11)   Aggregate Amount Beneficially Owned by Each Reporting Person

          19,358,939 shares
________________________________________________________________________________
    12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)

________________________________________________________________________________
    13)   Percent of Class Represented by Amount in Row (11)

          33.11%
________________________________________________________________________________
    14)   Type of Reporting Person (See Instructions)

          IN
________________________________________________________________________________

________________________________________________________________________________

CUSIP No. 92201B109                   13D                     Page 5 of 12 Pages
________________________________________________________________________________



________________________________________________________________________________
     1)   Names of Reporting Persons

          Peter O. Shea, Jr.
________________________________________________________________________________
     2)   Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) [ ]
           (b) [ ]
________________________________________________________________________________
     3)   SEC Use Only

________________________________________________________________________________
     4)   Source of Funds (See Instructions)

          Not Applicable
________________________________________________________________________________
     5)   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(d) or 2(e)
          [ ]
________________________________________________________________________________
     6)   Citizenship or Place of Organization

          United States
________________________________________________________________________________
     Number of Shares        7) Sole Voting Power  -  None
                            ____________________________________________________
    Beneficially Owned       8) Shared Voting Power - 19,358,939 shares
                            ____________________________________________________
    by Each Reporting        9) Sole Dispositive Power  -  None
                            ____________________________________________________
       Person with:         10) Shared Dispositive Power - 19,358,939 shares
________________________________________________________________________________
    11)   Aggregate Amount Beneficially Owned by Each Reporting Person

          19,358,939 shares
--------------------------------------------------------------------------------
    12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)

________________________________________________________________________________
    13)   Percent of Class Represented by Amount in Row (11)

          33.11%
________________________________________________________________________________
    14)   Type of Reporting Person (See Instructions)

          IN
________________________________________________________________________________

________________________________________________________________________________

CUSIP No. 92201B109                   13D                     Page 6 of 12 Pages
________________________________________________________________________________



________________________________________________________________________________
     1)   Names of Reporting Persons

          James G. Shontere
________________________________________________________________________________
     2)   Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) [ ]
           (b) [ ]
________________________________________________________________________________
     3)   SEC Use Only

________________________________________________________________________________
     4)   Source of Funds (See Instructions)

          Not Applicable
________________________________________________________________________________
     5)   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(d) or 2(e)
          [ ]
________________________________________________________________________________
     6)   Citizenship or Place of Organization

          United States
________________________________________________________________________________
     Number of Shares        7) Sole Voting Power  -  None
                            ____________________________________________________
    Beneficially Owned       8) Shared Voting Power - 19,358,939 shares
                            ____________________________________________________
    by Each Reporting        9) Sole Dispositive Power  -  None
                            ____________________________________________________
       Person with:         10) Shared Dispositive Power - 19,358,939 shares
________________________________________________________________________________
    11)   Aggregate Amount Beneficially Owned by Each Reporting Person

          19,358,939 shares
________________________________________________________________________________
    12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)

________________________________________________________________________________
    13)   Percent of Class Represented by Amount in Row (11)

          33.11%
________________________________________________________________________________
    14)   Type of Reporting Person (See Instructions)

          IN
________________________________________________________________________________

ITEM 1   SECURITY AND ISSUER.

         This Schedule 13D relates to the Common Stock of Vanguard Airlines, Inc., a Delaware corporation (the "Issuer"), which has its principal executive offices at 533 Mexico City Avenue, Kansas City, Missouri 64153.

ITEM 2   IDENTITY AND BACKGROUND.

         (a), (b) and (c) This Schedule 13D is filed on behalf of J.F. Shea Com-pany, Inc. ("JFSCI"), John F. Shea, Edmund H. Shea, Jr. and Peter O. Shea and James G. Shontere (collectively, the "Reporting Persons").

         JFSCI is a Nevada corporation whose principal business is construction, land development and venture capital investment. Its business address is 655 Brea Canyon Road, Walnut, California 91789. The names of the executive officers and directors of JFSCI, their addresses, citizenship and principal occupations are as follows:



                                                                                         PRINCIPAL
           NAME AND                                                                    OCCUPATION OR
          OFFICE HELD                 BUSINESS ADDRESS            CITIZENSHIP           EMPLOYMENT

John F. Shea                         655 Brea Canyon Rd.              USA              President of JFSCI
President and Director               Walnut, CA 91789

Edmund H. Shea, Jr.                  655 Brea Canyon Rd.              USA              Vice President of
Vice President and                   Walnut, CA 91789                                  JFSCI
Director

Peter O. Shea                        655 Brea Canyon Rd.              USA              Vice President of
Vice President and                   Walnut, CA 91789                                  JFSCI
Director

James G. Shontere                    655 Brea Canyon Rd.              USA              Secretary/Treasurer
Secretary/Treasurer                  Walnut, CA 91789                                  of JFSCI
and Director


         (d) To the best knowledge of the Reporting Persons, during the past five years, none of the entities or individuals identified in this Item 2 have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) To the best knowledge of the Reporting Persons, during the past five years, none of the entities or individuals identified in this Item 2 has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and therefore was not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.


         Pursuant to a Purchase Agreement ("Purchase Agreement"), dated June 21, 2001, between the Issuer, JFSCI and other parties ("Parties"), the Issuer issued, on July 12, 2001, 25,000,000 shares of common stock at a purchase price of $0.20 per share. The Purchase Areement provides for payment for such shares by cash or cancellation of debt.

         Pursuant to NASD Rule 4350(i)(1)(D), the Issuer was required to seek shareholder approval of this issuance but sought an exemption because the Issuer was in immediate need of financing and would have been unable to afford the time and expense of seeking shareholder approval. NASDAQ granted the exemption, conditioned upon the Issuer giving its shareholders at least ten-days notice prior to closing the Purchase Agreement. The ten-day period ended July 9, 2001.

         In light of the Issuer's immediate need of financing, the Issuer and JFSCI orally agreed that 1) JFSCI would lend the Issuer the $500,000 purchase price of the 2,500,000 shares to be purchased by JFSCI pursuant to the Purchase Agreement; 2) the Issuer would issue JFSCI a promissory note for the loan; 3) the Issuer would issue the 2,500,000 shares to JFSCI in exchange for JFSCI's cancellation of the loan; and
         4) the Issuer would issue 13,125 shares to JFSCI in exchange for JFSCI's cancellation of the $2,625 interest earned on the loan. The loan was funded from JFSCI's working capital on June 21, 2001, and the Issuer issued to JFSCI a promissory note payable on demand but in no event later than July 15, 2001.


ITEM 4.  PURPOSE OF TRANSACTION.


         The Reporting Persons acquired the securities to increase JFSCI's interests in the Issuer. Depending upon market conditions and other factors, the Reporting Persons may acquire or dispose of additional securities of the Issuer, in the open market, in privately negotiated transactions or otherwise.

         The Reporting Persons are regularly engaged in the business of investing in publicly held and private companies. In connection with their investments, the Reporting persons analyze the operations, capital structure and markets of the companies in which they invest, including the Issuer. As a result of these analytical activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the strategic direction, operations, management or capital structure of such companies as a means of enhancing shareholder value. Such communications may take place with the Issuer's management, members of the Board of Directors, other shareholders, security analysts or others. In particular, the Reporting Persons believe that it would be desirable for the Issuer to explore various strategic, operating and/or financial relationships with Frontier Airlines or others, including possible business combinations.

         Although the Reporting Persons reserve the right to develop plans or proposals in the future with respect to the following items, except as set forth above at the present time they have no plans or proposals that relate to or would result in any of the following:

         (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) any material change in the present capitalization or dividend policy of the Issuer;

         (f) any other material change in the Issuer's business or corpo-rate structure;

         (g) changes in the Issuer's charter, bylaws or instruments corres-ponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j)      any action similar to any of those enumerated in (a) through
                  (i) above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         According to the Issuer most recent Form 10-Q, there were 20,572,737 shares of Common Stock issued and outstanding as of March 31, 2001. On July 12, 2001, the Issuer issued 25,026,249 additional shares of Common Stock (25,000,000 issued pursuant to the Purchase Agreement, and 26,249 issued as a result of the cancellation of interest earned on loans made by JFSCI and another lender to the Issuer), thereby increasing the shares outstanding to 45,598,986.

         (a), (b) The Reporting Persons' power to vote or dispose of the shares of Common Stock reported as being beneficially owned by him or it was as follows:


                                  Voting                      Disposition
________________________________________________________________________________
   COMMON STOCK            Sole           Shared         Sole          Shared
________________________________________________________________________________

Edmund H. Shea, Jr.      5,000         19,373,939      5,000        19,373,939*

JFSCI                   19,358,939      -0-           19,358,939           -0-

                                  Voting                      Disposition
________________________________________________________________________________
   COMMON STOCK            Sole           Shared         Sole          Shared
________________________________________________________________________________

Peter O. Shea            -0-           19,358,939      -0-          19,358,939**

John F. Shea             -0-           19,358,939      -0-          19,358,939**

James G. Shontere        -0-           19,358,939      -0-          19,358,939**

         * Aggregate amount beneficially owned represents approximately 33.14% of the sum of the shares outstanding, as calculated in accordance with Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended.

         Mr. Edmund Shea owns an additional 5,000 shares in his individual capacity. Also he shares voting and dispositive power with respect to 15,000 shares of the Issuer held by Siam with the other partners of Siam. Siam is a California limited partnership with its principal business and principal office at 655 Brea Canyon Road, Walnut, California 91789. The General Partner of Siam is E&M RP Trust, for which Mr. Edmund Shea is the trustee. Siam's principal business consists of investment activities. During the last five years, neither Siam nor any of its partners has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither Siam nor any of its partners has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and therefore was not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a result of any such proceeding.

         ** Aggregate amount beneficially owned represents approximately 33.11% of shares outstanding, as calculated in accordance with Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended. Mr. Peter Shea, Mr. John Shea and Mr. John Shontere may be deemed to be the beneficial owners of the 19,358,939 shares of Common Stock owned by JFSCI by virtue of their stock ownership in JFSCI and their positions as directors and executive officers of JFSCI.

         Because voting and investment decisions with respect to the securities held by JFSCI may be made by or in conjunction with the other Reporting Persons, the Reporting Persons may be deemed to be members in a group. All Reporting Persons disclaim membership in a group and, with the exception of JFSCI, disclaim beneficial ownership in the 19,358,939 shares of Common Stock owned by JFSCI.

         (c) The Reporting Persons did not effect any transactions other than those set forth in Items 3, 4 and 6.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         JFSCI holds 6,483,598 shares of Common Stock of the Issuer. JFSCI holds 151,200 shares of the Issuer's Series A Preferred Stock, immediately convertible into 1,292,760 shares of Common Stock, which was purchased pursuant to the Series A Preferred Stock Purchase Agreement dated March 20, 1998, by and among the Issuer, JFSCI and other purchasers. JFSCI holds 50,000 shares of the Issuer's Series B Preferred Stock, immediately convertible into 3,205,128 shares of Common Stock, which was purchased pursuant to the Unit Purchase Agreement dated December 15, 2000, by and among the Issuer, JFSCI and other purchasers. JFSCI also holds warrants, immediately exercisable, to purchase 8,377,453 shares of Common Stock.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.


         The following  transactional  documents are filed as an Exhibit to this
         Schedule 13D:

         1. Joint Filing Undertaking, dated December 22, 2000, between Edmund H. Shea, Jr., Peter O. Shea, John F. Shea, James G. Shontere and J.F. Shea Company, Inc., incorporated by this reference to Exhibit A of Amendment 4 to the Schedule 13D of J.F. Shea Company, Inc., reporting acquisition of the Issuer's Common Stock;



         2. Promissory Note, dated June 21, 2001, in the amount of $500,000, payable to JFSCI by the Issuer on demand but in no event later than July 15, 2001;



         3. Purchase Agreement, dated June 21, 2001, by and between the Issuer, JFSCI, Hambrecht 1980 Revocable Trust, Seabury Advisors, LLC and Vanguard Acquisition Company, for the sale by the Issuer, and purchase by JFSCI, Hambrecht 1980 Revocable Trust, Seabury Advisors, LLC and Vanguard Acquisition Company, of an aggregate 25,000,000 shares of common stock of the Issuer;



         4. Side Letter, dated July 3, 2001, from Issuer to Hambrecht 1980 Revocable Trust and other parties regarding the Purchase Agreement, dated July 9, 2001, by and between the Issuer, JFSCI, Hambrecht 1980 Revocable Trust, Seabury Advisors, LLC and Vanguard Acquisition Company.

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Date: July 16, 2001.

                                              J.F. SHEA COMPANY, INC.


                                              By: /s/ EDMUND H. SHEA, JR.
                                              ---------------------------
                                              Name: Edmund H. Shea, Jr.
                                              Title: Vice President




                                              By: /s/ EDMUND H. SHEA, JR.
                                              ---------------------------
                                                      Edmund H. Shea, Jr.




                                              By: /s/ PETER O. SHEA
                                              ----------------------------------
                                                      Peter O. Shea




                                              By: /s/ JOHN F. SHEA
                                              ----------------------------------
                                                      John F. Shea




                                              By: /s/ JAMES G. SHONTERE
                                              ----------------------------------
                                                      James G. Shontere

                                                                       EXHIBIT 2


                                      NOTE

                  THIS NOTE HAS NOT BEEN REGISTERED UNDER THE
                SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT
                 BE TRANSFERRED, SOLD OR OTHERWISE DISPOSED OF
                EXCEPT WHILE SUCH A REGISTRATION IS IN EFFECT OR
                   PURSUANT TO AN EXEMPTION FROM REGISTRATION
                                 UNDER SAID ACT


                            VANGUARD AIRLINES, INC.

                                as the Borrower


$500,000.00                                            San Francisco, California
No. 1                                                              June 21, 2001


            FOR VALUE RECEIVED, the undersigned, VANGUARD AIRLINES, INC., a Delaware corporation (herein called the "BORROWER"), hereby irrevocably and unconditionally promises to pay to the order of J.F. SHEA CO., INC., AS NOMINEE 1998-19 (the "HOLDER"), at its office at 655 Brea Canyon Road, Walnut, California, 91789, or its successors and registered assigns, in lawful money of the United States of America in immediately available funds, the principal sum of Five Hundred Thousand Dollars ($500,000.00) on demand, but in no event later than July 15, 2001. Interest payable hereunder shall be calculated at the rate of nine percent (9.00%) per annum on the principal amount outstanding on the basis of a 360-day year and the actual number of days elapsed. All amounts payable shall be net of any withholdings under applicable law.

            The Borrower hereby irrevocably authorizes the Holder to make (or cause to be made) appropriate notations on Schedules 1 and 2 attached to this Note (or on any continuation thereof), the date and amount of each advance, the amount of principal outstanding, the date and amount of any interest payment or principal repayment. Such notations, if made, shall evidence, inter alta, the date and outstanding principal of the loans evidenced thereby. Such notations shall, absent manifest error be conclusive and binding on the Borrower, PROVIDED that the failure of the Holder to make any such notation or any error therein shall not limit, reduce or otherwise affect any obligations of the Borrower under this Note.

            All amounts due hereunder shall be paid to the Holder in U.S. Dollars and in immediately available funds before 11:00 a.m., San Francisco time on the due date at:

            Bank:
            ABA No.:
            For Credit to:
            the Account of:
            Account No.:
            Ref:              Vanguard
or as otherwise directed in writing by the Holder.

            In the event that any amount of  principal  of or  interest  on this
Note is not paid when due, then interest on any such past due amount shall be payable at a rate per annum equal to the greater of the following: (i) fifteen percent (15%), or (ii) the rate announced by Citibank, N.A., New York branch, as of the relevant date as "prime" plus five percent (5%).

            The Borrower shall pay all costs of collection (including attorney's fees) incurred by the Holder in the enforcement of any of its rights hereunder.

            The Borrower hereby waives diligence, presentment, demand, protest and notice of every kind, and warrants to the Holder of this Note that, as to itself, all actions and approvals required for the execution and delivery of this Note as the legal, valid and binding obligation of the undersigned, enforceable in accordance with the terms hereof, have been duly taken and obtained. The non-exercise by the Holder of any of its rights hereunder in any particular instance shall not constitute a waiver thereof in that or any subsequent instance. A manually signed copy of this Note shall be evidence of the rights of the Holder of this Note. This Note shall be binding upon the Borrower and its successors and assigns and inure to the benefit of the holder of this Note and its successors and permitted assigns.

            THIS NOTE SHALL IN ALL RESPECTS BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF CALIFORNIA, UNITED STATES OF AMERICA, INCLUDING ALL MATTERS OF CONSTRUCTION, VALIDITY AND PERFORMANCE, WITHOUT REFERENCE TO PRINCIPLES OF CONFLICTS OF LAW.

             [THE REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

            IN WITNESS WHEREOF, the Borrower has caused this Note to be duly executed by a duly authorized officer on the day and the year first above written.


                            VANGUARD AIRLINES, INC.



                            By: /s/ DAVID A. RESCINO
                            ------------------------
                            Name:  David A. Rescino
                            Title: VP/CFO

                                                                       EXHIBIT 3

                            PURCHASE AGREEMENT


             Whereas, Vanguard Airlines, Inc., a Delaware corporation (the "Company"), and Vanguard Acquisition Company, a Delaware corporation, ("VAC"), have executed a term sheet dated April 30, 2001, regarding an $8,000,000 Delayed Disbursement Equity Facility (the "Term Sheet"), which was acknowledged and agreed to by The Hambrecht 1980 Revocable Trust, Inc. ("HRT") and the J. F. Shea Co., Inc., as nominee 1998-19 ("SheaCo");

             Now, therefore, this Purchase Agreement (the "Agreement") is made and entered into as of June 21, 2001 by and among the Company, VAC, HRT and SheaCo. (VAC, HRT and SheaCo are referred to individually as an "Investor" and collectively as the "Investors").

             In consideration of the mutual promises and covenants made herein, the parties hereby agree as follows:

             1. SALE OF SHARES; INITIAL CLOSING; DELIVERY.

                (a) PURCHASE AND SALE OF SHARES. Subject to the terms and conditions hereof, the Company will issue and sell to each Investor, and each Investor will purchase from the Company, at the Closing (as defined below) the number of shares of Common Stock, $.01 par value (the "Common Stock"), set forth opposite each Investor's name on EXHIBIT A at a purchase price equal to twenty cents ($0.20) per share (together, the "Initial Shares.")

                (b) INITIAL CLOSING. The closing of the purchase and sale of the Initial Shares shall take place on or about July 9, 2001, or at such other date and time as the Investors and the Company shall mutually agree (which date and time are referred to as the "Initial Closing.")

                (c) DELIVERY. Subject to the terms and conditions of this Agreement, at the Initial Closing, the Company shall deliver to each Investor a stock certificate representing the Common Stock to be purchased by such Investor against payment of the purchase price therefore, which payment may be made by cancellation of the principal amount of any indebtedness for borrowed money owed to such Investor by the Company (including, at the election of the Investor, accrued and unpaid interest on any such indebtedness), by check payable to the order of the Company, or by wire transfer of immediately available funds to the bank account of the Company. In the event that payment by an Investor is made, in whole or in part, by cancellation of indebtedness, then such Investor shall surrender to the Company for cancellation at the Closing any evidence of such indebtedness or shall execute an instrument of cancellation in form and substance acceptable to the Company. In the event accrued and unpaid interest on any such indebtedness is not also applied to the purchase price, the Company shall pay such interest at the Initial Closing or shall make other arrangements, satisfactory to the Investor to whom such interest is owed, for payment of such sum.

                (d) SEABURY PURCHASE. Also at the Initial Closing, Seabury Advisors LLC and Seabury Securities LLC (together, "Seabury") shall purchase from the Company, and the Company will issue and sell to Seabury, the number of shares of Common Stock set forth opposite Seabury's name on EXHIBIT A, at a purchase price equal to twenty cents ($0.20) per share. Payment for such shares shall be by cancellation of fees otherwise due Seabury from the Company, without interest thereon.

             2. SUBSEQUENT CLOSINGS. At a time or times acceptable to each of the Company and VAC or additional investors designated by the Investors and acceptable to the Company, the Company shall sell to VAC, or to such additional investors acceptable to the Company (the "Additional Investors"), up to 15,000,000 additional shares of Common Stock at a purchase price equal to twenty cents ($0.20) per share, subject to termination as set forth below. Any additional closing hereunder shall occur on or before July 15, 2001. In the event any additional shares shall not have been purchased by July 15, 2001, the Company shall not be required to sell such shares or any other additional shares to additional investors or to the Investors.

             At  each  additional  closing  (an  "Additional   Closing"),   each
Additional Investor purchasing shares at such Additional Closing (which Additional Investor may be VAC) and the Company shall execute an agreement whereby the Company confirms to the Additional Investor all of the representations, covenants and commitments made by the Company to the Investors hereunder, and whereby each Additional Investor confirms to the Company (on its own behalf as if it were making the representations, covenants and commitments hereunder, taking into due regard such Additional Investor's capital structure) all of the representations, covenants and commitments made by the Investors to the Company hereunder.

             The Initial Shares and the shares of Common Stock purchased at each Additional Closing shall be referred to as the "Shares".

             3. REPRESENTATIONS AND WARRANTIES OF THE COMPANY. The Company hereby represents and warrants to each Investor, that, except as set forth on the Schedule of Exceptions attached hereto as EXHIBIT B (the "Schedule of Exceptions"):

                (a) ORGANIZATION AND GOOD STANDING. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company has all necessary corporate power and authority to own its assets and to carry on its business as now being conducted and as currently proposed to be conducted. The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction in which its ownership or leasing of assets, or the conduct of its business, makes such qualification necessary, except where failure to do so would not have a material adverse effect on the operations or financial condition of the Company.

                (b) REQUISITE POWER AND AUTHORIZATION. The Company will have all necessary corporate power and authority under the laws of the State of Delaware and all other applicable provisions of law to execute and deliver this Agreement, to issue the shares of Common Stock to be issued hereunder (the "Shares"), and to carry out the provisions of this Agreement and any related agreement. All corporate action on the part of the Company required for the lawful execution and delivery of this Agreement, and issuance and delivery of the Shares, has been duly and effectively taken. This Agreement constitutes the valid and binding obligations of the Company enforceable in accordance with their respective terms, except as enforcement may be limited by insolvency and similar laws affecting the enforcement of creditors' rights generally and equitable remedies. The Shares, when issued in compliance with the provisions of this Agreement, will be duly authorized and validly issued, fully paid, non-assessable and issued in compliance with federal securities laws and the securities laws of the State of California. No stockholder of the Company or other person has any preemptive right of subscription or purchase or contractual right of first refusal or similar right with respect to the Shares.

                (c) CONSENTS. No consent, approval, authorization or order of any court, governmental agency or third party is required for the execution and delivery by the Company of this Agreement or the performance by the Company of any of its obligations hereunder (including issuance of the Shares).

                (d) SEC DOCUMENTS. The Company has timely filed all documents that the Company was required to file with the Securities and Exchange Commission (the "SEC") under Sections 13 or 14(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), since December 31, 1998 (collectively, the "SEC Documents"). As of their respective filing dates, or such later date on which such reports were amended, the SEC Documents complied in all material respects with the requirements of the Exchange Act or the Securities Act of 1933, as amended (the "1933 Act"), as applicable. No SEC Documents as of their respective dates, or such later date on which such reports were amended, or press release, containing information material to the business as a whole, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein,  in  light  of the  circumstances  under  which  they  were  made,  not misleading.  The  financial  statements  included  in  the  SEC  Documents  (the
"Financial Statements"), when filed, complied as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto. Except as may be indicated in the notes to the Financial Statements or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC, the Financial Statements have been prepared in accordance with generally accepted accounting principles consistently applied and fairly present the consolidated financial position of the Company and any subsidiaries at the dates thereof and the consolidated results of their operations and consolidated cash flows for the periods then ended (subject, in the case of unaudited statements, to normal, recurring adjustments).

                (e) CAPITAL STOCK. The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock, $.001 par value, and 2,000,000 shares of Preferred Stock, $.001 par value, 450,000 of which have been designated Series A Preferred Stock, 100,000 of which have been designated Series B Preferred Stock and 250,000 of which have been designated Series C Preferred Stock. As of May 15, 2001, there were 20,572,737 shares of Common Stock issued and outstanding; 302,362 shares of Series A Preferred Stock issued and outstanding; 100,000 shares of Series B Preferred Stock issued and outstanding and 187,500 shares of Series C Preferred Stock outstanding. All outstanding shares of Common Stock and Preferred Stock have been duly authorized and validly issued and are fully paid and non-assessable. Except for (A) the Shares to be issued under this Agreement, (B) the 2,584,274 shares of Common Stock issuable upon the conversion of the Series A Preferred Stock, (C) the 6,410,256 shares of Common Stock issuable upon the conversion of the Series B Preferred Stock, (D) 15,419,143 shares of Common Stock issuable upon exercise of the Company's outstanding warrants, (E) 3,454,354 shares of Common Stock issuable upon exercise of stock options granted to employees, consultants, officers or directors of the Company, and (F) obligations of the Company under the Engagement Agreement with Seabury dated May 31, 2000, as amended, the Company has no outstanding securities convertible into or exchangeable for Common Stock and no contracts, rights, options or warrants to purchase or otherwise acquire Common Stock or securities convertible into or exchangeable for Common Stock. Under the Engagement Agreement with Seabury dated May 31, 2000, as amended, the Company is currently obligated to issue to Seabury options to purchase 850,000 shares of Common Stock at per share prices ranging from $0.20 to $1.17, and 474,063 shares of Common Stock, in each case in consideration for services performed, and has committed to issue additional shares and additional options in consideration for further services. Since March 31, 2001, the Company has not issued any shares of capital stock, except for the Shares, shares issued pursuant to the exercise of outstanding warrants or stock options, and the shares of Series C Preferred Stock noted above.

                (f) COMPLIANCE WITH OTHER AGREEMENTS. Neither the execution and delivery of, nor the consummation of any transaction or execution of any instrument contemplated by, this Agreement, nor the issuance of the Shares, has constituted or resulted in, or will constitute or result in, a default under or breach or violation of any term or provision of the Company's Bylaws, Restated Certificate, or contracts with third parties, state or federal laws, rules or regulations, writs, orders or judgments or decrees which are applicable to the Company or its properties.

                (g) NO MATERIAL ADVERSE CHANGE. Since March 31, 2001, there has not been:

                    (i) any changes in the assets, liabilities, financial condition or operations of the Company from that reflected in the Financial Statements except changes resulting from ongoing operating losses during such period;

                    (ii) any material change, except in the ordinary course of business, in the contingent obligations of the Company whether by way of guarantee, endorsement, indemnity, warranty or otherwise;

                    (iii) any damage, destruction or loss, whether or not covered by insurance, materially and adversely affecting the properties or business of the Company; or

                    (iv) any declaration or payment of any dividend or other distribution of the assets of the Company.

                (h) LITIGATION. There is no pending or, to the best knowledge of the Company, threatened action, suit, proceeding or investigation before any court, governmental agency or body, or arbitrator having jurisdiction over the Company or any of its affiliates that would materially adversely affect the execution by the Company of, or the performance by the Company of its obligations under, this Agreement.

                (i) NO MISREPRESENTATION. No representation or warranty by the Company in this Agreement and no statements in the Company's Annual Report on Form 10-K for the year ended December 31, 2000, Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, or Proxy Statement, dated April 16, 2001 for the Company's Annual Meeting of Stockholders held on May 17, 2001, contains or shall contain any untrue statement of a material fact or omits or shall omit to state a material fact necessary in order to make such statements, in light of the circumstances under which they were made, not misleading.

                (j)  ERISA.  The  Company  does  not  sponsor,   and  has  never
sponsored, a defined benefit plan. The Company is current in its funding obligations to its 401(k) plan.

                (k) ENVIRONMENTAL LIABILITIES. The Company has not been notified by the Environmental Protection Agency, or any comparable agency, nor has any third party made any claim against the Company, that it has any outstanding liability for the clean-up or remediation of any environmental contamination, nor is the Company aware of any circumstances that could give rise to such a claim, other than such claims as would not be material to its financial condition.

             4. REPRESENTATIONS AND WARRANTIES OF PURCHASERS. Each Investor and Seabury (together, and together with any Additional Investors, the "Purchasers") represents and warrants, severally and not jointly, to the Company that:

                (a) AUTHORIZATION. Such Purchaser has full power and authority to enter into this Agreement, and this Agreement constitutes the valid and legally binding obligation of such Purchaser, enforceable in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency and similar laws affecting the enforcement of creditors' rights generally and equitable remedies, and laws limiting the scope of indemnity provisions.

                (b) PURCHASE FOR INVESTMENT. Such Purchaser is purchasing the Shares for investment purposes only and not with a view to, or for sale in connection with, a distribution of the Common Stock within the meaning of the 1933 Act. Such Purchaser has no present intention of selling or otherwise disposing of all or any portion of the Shares.

                (c) ACCESS TO INFORMATION. Such Purchaser has had an opportunity to ask questions of the Company's representatives concerning the Company, its present and prospective business, assets, liabilities and financial condition. The foregoing, however, does not limit or modify the representations and warranties of the Company in Section 3 of this Agreement or the rights of the Purchasers to rely thereon.

                (d)  UNDERSTANDING  OF RISKS.  Such Purchaser is fully aware of:
(i) the highly speculative nature of the investment in the Common Stock; (ii) the financial hazards involved; (iii) the risk of loss of the investment if the Company is unable to finance its continuing operations; (iv) the lack of liquidity of the Shares, and the restrictions on the transferability of the Shares or their use as collateral for loans; and (v) the tax consequences of investment in the Shares. The foregoing, however, does not limit or modify the representations and warranties of the Company in Section 3 of this Agreement and the rights of the Purchasers to rely thereon.

                (e) PURCHASER'S QUALIFICATIONS. Such Purchaser is an "accredited" investor as defined under Regulation D under the 1933 Act. Such Purchaser is aware of the risks inherent in an investment in the Company and, by reason of such Purchaser's business or financial experience, such Purchaser is capable of evaluating the merits and risks of this investment and is financially capable of bearing a total loss of this investment.

                (f) COMPLIANCE WITH SECURITIES LAWS. Such Purchaser understands and acknowledges that, in reliance upon the representations and warranties made by such Purchaser herein, the Shares are not being registered with the SEC under the 1933 Act or being qualified under the California Corporate Securities Law of 1968, as amended (the "Law") or any other state law, but instead are being issued under an exemption or exemptions from the registration and qualification requirements of the 1933 Act or the Law or other applicable state securities laws which impose certain restrictions on such Purchaser's ability to transfer the Shares.

                (g) RESTRICTIONS ON TRANSFER. Such Purchaser understands that such Purchaser may not transfer any of the Shares unless such Shares are registered under the 1933 Act or pursuant to an exemption from such registration and qualification requirements. Such Purchaser understands that only the Company may file a registration statement with the SEC. Such Purchaser has also been advised that exemptions from registration and qualification may not be available or may not permit such Purchaser to transfer all or any of the Shares in the amounts or at the times proposed by such Purchaser.

                (h) RULE 144. In addition, such Purchaser has been advised that SEC Rule 144 ("Rule 144") promulgated under the 1933 Act, which permits certain limited sales of unregistered Shares, is not presently available with respect to the Shares solely due to the holding periods required thereunder and, in any event, requires that the Shares be held for a minimum of one year, and in certain cases two years, after they have been purchased and paid for (within the meaning of Rule 144), before they may be resold under Rule 144. Such Purchaser understands that Rule 144 may indefinitely restrict transfer of the Shares if such Purchaser is an "affiliate" of the Company and "current public information" about the Company (as defined in Rule 144) is not publicly available.

                (i) LEGENDS AND STOP-TRANSFER ORDERS. Such Purchaser understands that certificates or other instruments representing any of the Shares acquired by such Purchaser may bear legends substantially similar to the following, in addition to any other legends required by federal or state laws:

         THE SHARES REPRESENTED HEREBY HAVE NOT BEEN
         REGISTERED UNDER THE SECURITIES ACT OF 1933, AS
         AMENDED (THE "ACT"), OR THE LAWS OF ANY STATE.

         THEY MAY NOT BE SOLD, OFFERED FOR SALE,
         PLEDGED, HYPOTHECATED, OR OTHERWISE
         TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE
         REGISTRATION STATEMENT UNDER THE ACT, OR AN
         OPINION OF COUNSEL SATISFACTORY TO THE
         COMPANY THAT REGISTRATION IS NOT REQUIRED
         UNDER SUCH ACT OR UNLESS SOLD PURSUANT TO
         RULE 144 UNDER SUCH ACT.

                  In order to ensure and enforce compliance with the restrictions imposed by applicable law and those referred to in the foregoing legend, or elsewhere herein, the Company may issue appropriate "stop transfer" instructions to its transfer agent, if any, with respect to any certificate or other instrument representing the Shares, or if the Company transfers its own Shares, it may make appropriate notations to the same effect in the Company's records. Any legend endorsed on a certificate pursuant to this Subsection (i) and the related stop transfer instructions with respect to such Shares shall be removed, and the Company shall issue a certificate or warrant without such legend to the holder thereof, if such Shares are registered under the 1933 Act and a prospectus meeting the requirements of Section 10 of the 1933 Act is available, if such legend may be properly removed under the terms of Rule 144 promulgated under the 1933 Act or if such holder provides the Company with an opinion of counsel for such holder, reasonably satisfactory to legal counsel for the Company, to the effect that a sale, transfer or assignment of such Shares may be made without registration.

             5. COVENANTS. The Company covenants and agrees that:

                (a) EXCHANGE ACT FILINGS. The Company shall continue to file with the SEC all reports and other filings required under the rules of the SEC and such documents shall comply in all material respects with the requirements of the Exchange Act or the 1933 Act, as applicable, as long as the Company continues to be subject to reporting requirements under Sections 13 or 15(d) of the Exchange Act.

                (b) ACCESS TO INFORMATION. Provided an Investor holds capital stock representing 10% or more of the Company's outstanding equity interests or voting interests, the Company shall provide such Investor, on request, such information concerning the Company reasonably requested by the Investor and available to the Company without significant expense. Such information shall include a monthly variance report tracking the Company's adherence to the budget referenced in Section 6(c) below. By its receipt of such information, each Investor agrees to maintain the confidentiality of such information and not to use such information in a manner adverse to the interests of the Company.

                (c) APPROVAL OF OFFICERS AND DIRECTORS. Until August 29, 2001 (or, if the final closing under this Agreement, shall have been extended by the Company beyond July 1, 2001, such date as is sixty (60) days after such final closing date), the Company shall provide VAC advance notice of any officer or member of the Board of Directors to be appointed or nominated to a position with the Company and, in the event VAC reasonably objects to such appointment or nomination, the Company shall not appoint or nominate such person.

                (d) USE OF PROCEEDS. The Company shall use the proceeds from the sales of Shares hereunder for the Company's working capital needs and shall not be expended for capital items or changes in the Company's route structure or method of operation unless such capital item or change shall have been submitted to VAC in writing and VAC shall not have objected to such change in writing within fifteen calendar days after being first advised of it. For purposes of this section, a proposed capital item or change shall be deemed to have been submitted to VAC at the time it is submitted in writing to either Jose Sicilia, Scott Weiss or Rich Wiley, or such persons as shall have been substituted for any of the above by VAC in writing to the Company.

             6. CONDITIONS TO OBLIGATIONS OF THE INVESTORS. The obligation of each Investor to purchase Shares at the Closing and each Additional Closing is subject to the fulfillment on or prior to the Closing of the following conditions, any of which may be waived by such Investor:

                (a) REPRESENTATIONS AND WARRANTIES CORRECT; PERFORMANCE OF OBLIGATIONS. The representations and warranties made by the Company in Section 2 hereof shall be true and correct when made, and shall be true and correct on the Closing with the same force and effect as if they had been made on and as of said date, except for representations and warranties made as of a specific date, which shall be true and correct as of such date; and the Company shall have performed all obligations and conditions herein required to be performed or observed by it under this Agreement on or prior to the Closing.

                (b) CONSENTS AND WAIVERS. The Company shall have obtained any and all consents (including all governmental or regulatory consents, approvals or authorizations required in connection with the valid execution and delivery of this Agreement), permits and waivers necessary or appropriate for consummation of the transactions contemplated by this Agreement. The Company shall have obtained written agreements from the holders of the equity instruments referenced in Exhibit D hereto, modifying such agreements in the manner provided by Exhibit D hereto, and shall have forwarded for filing any such amendments required to be filed with the Delaware Secretary of State.

                (c) APPROVAL OF BUDGET. VAC, HRT and SheaCo shall have been provided a copy of the Company's most recent budget for the year 2001 (the "Budget") and the Budget shall be reasonably satisfactory to VAC.

                (d) COMPLIANCE CERTIFICATE. The Company shall have delivered to the Investors a certificate, executed by the Chairman of the Board and Chief Executive Officer of the Company, dated the Closing Date, certifying to the fulfillment of the conditions specified in subsections (a) and (b) of this
Section 6.

                (e) OPINION OF COMPANY'S COUNSEL. Investors shall have received from counsel to the Company, an opinion addressed to the Investors, dated the Closing Date in substantially the form attached hereto as EXHIBIT C.

                (f) PEGASUS AGREEMENT. The Company shall have entered into an agreement with Pegasus Aviation, Inc., a California corporation ("Pegasus"), in compliance with its obligations under the Term Sheet to provide Pegasus final approval rights and preferential leasing rights with respect to the Company's aircraft additions.

                (g) EXTENSION OF LEASES. The Company shall have entered into agreements extending, each for a period of twelve months, the Company's existing leases set forth in Exhibit E hereto. The Company's commitments to lease an additional two (2) aircraft are hereby modified to provide for lease terms of 72 months, rather than 60 months as set forth in the existing commitments.

                (h) NO DEFAULT. No default or event of default shall have occurred and be continuing under any lease of aircraft from Pegasus or an affiliate of Pegasus.

                (i) MINIMUM PURCHASE. With respect to the obligations of HRT and SheaCo to purchase 5,000,000 shares, VAC shall have advanced funds to purchase at Closing at least 7,500,000 Initial Shares.

             7. CONDITIONS TO OBLIGATIONS OF THE COMPANY. The obligation of the Company to sell and issue the Shares to each Investor at the Closing and each Subsequent Closing is subject to the prior fulfillment of the following conditions, any of which may be waived by the Company:

                (a) REPRESENTATIONS AND WARRANTIES. The representations and warranties made by such Investor in Section 3 hereof (or in such other document, executed by an Additional Investor, set forth or incorporating such representations and warranties) shall be true and correct when made, and at such closing with the same force and effect as if they had been made on and as of such closing.

                (b) CONSENTS AND WAIVERS. The Company shall have obtained any and all consents (including all governmental or regulatory consents, approvals or authorizations required in connection with the valid execution and delivery of this Agreement), permits and waivers necessary or appropriate for consummation of the transactions contemplated by this Agreement. NASDAQ shall have provided the Company an exception from NASDAQ rule 4350, allowing the Company to perform its obligations hereunder with submitting this transaction for the approval of its stockholders, or such approval shall have been obtained and the conditions to such approval shall have been satisfied.

                (c) MODIFICATIONS TO EXISTING EQUITY AGREEMENTS. At or prior to the Initial Closing, the Investors shall have executed modifications to the equity agreements listed on Exhibit D hereto, in form and substance complying with the provisions of the Term Sheet and otherwise in form and substance acceptable to the Investors. With regard to the series of preferred stock noted on Exhibit D, such modifications shall be made by filing restated certificates of designations for such series of preferred stock. With regard to the September 8, 2000, Purchase Agreement, such modifications shall be made by a waiver to such agreement.

With regard to the warrants noted on Exhibit D, such modifications shall be made by cancellation of the outstanding warrants and the reissuance of such warrants.

             8. REGISTRATION RIGHTS. The provisions of this section shall apply in lieu of all other registration rights currently granted to and held by the Investors. To the extent inconsistent with the provisions set forth below, all other registration rights currently granted to and held by the Investors are hereby amended as follows:

                (a) DEFINITIONS. For purposes of this Section 8:

                    (i) "Register," "registered" and "registration" refer to a registration effected by preparing and filing a registration statement in compliance with the 1933 Act, and the declaration or ordering of effectiveness of such registration statement.

                    (ii) "Holder" means any person owning of record Shares that have not been sold to the public, and any Investor holding shares of Common Stock with respect to which such Investor currently has registration rights granted by the Company. Such Shares and other shares are hereby referred to as "Registrable Shares".

                (b) SHELF REGISTRATION. The Company shall

                    (i) prior to the first anniversary of the Initial Closing, file both a registration statement under the 1933 Act, [and all such qualifications and registrations as may be required under state securities laws] as are necessary to permit the sale and distribution of all of the Holders' Registrable Shares and thereafter shall use its best efforts to secure the effectiveness of such registration statement;

                    (ii) pay all expenses incurred in connection with any registration qualification and compliance requested hereunder, (excluding underwriters' or brokers' discounts and commissions), including without limitation all filing, registration and qualification, printers' and accounting fees and counsel for the Company (each Holder shall pay its own legal and accounting fees and any other expenses incurred by it except such expenses that are specifically reimbursed hereunder); and

                    (iii) use its best efforts to cause the registration statement to remain effective until the earlier of (A) the date ending three (3) years after the Initial Closing, or (B) with respect to each Holder, the date on which such Holder is able to sell all of such Holder's Registrable Shares in any single three (3) month period without registration under the 1933 Act pursuant to Rule 144, PROVIDED that if the Company elects to terminate the effectiveness of the registration statement under (B), the Company shall prior to such termination provide each Holder an opinion of counsel, based on factual representations of the Holders, that such Holder is able to sell all of the Registrable Shares held by such Holder and its affiliates in any single three
(3) month period without registration under the 1933 Act pursuant to Rule 144.

                (c) OBLIGATIONS OF THE COMPANY. Whenever required to effect the registration of Registrable Shares under this Agreement, the Company will, as expeditiously as reasonably possible:

                    (i) prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the 1933 Act with respect to the disposition of all Registrable Shares covered by such registration statement; (ii) furnish to the Holders such number of copies of a prospectus, including a preliminary prospectus, in conformity with the requirements of the 1933 Act, and such other documents as they may reasonably request in order to facilitate the disposition of the Registrable Shares owned by them that are included in such registration;

                    (iii) use its best efforts to register and qualify the Registrable Shares covered by such registration statement under such other securities or "blue sky" laws of such jurisdictions as shall be reasonably requested by the Holders, provided that the Company will not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions;

                    (iv) in the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing underwriter(s) of such offering, provided, that the fact of such underwriting shall not increase the Company's obligations hereunder or under such offering of Registrable Shares;

                    (v) cause all such Registrable Shares registered pursuant hereunder to be listed on each securities exchange on which similar shares issued by the Company are then listed; and

                    (vi) notwithstanding anything else in this Section 4, if, at any time during which a prospectus is required to be delivered in connection with the sale of any Registrable Shares, the Company determines in good faith and in its reasonable judgment that such sale would require public disclosure by the Company of material non-public information that the Company deems it advisable not to disclose, or that a development has occurred or a condition exists as a result of which the registration statement or the prospectus filed as a part thereof contains a material misstatement or omission, the Company will immediately notify each Holder thereof by telephone and in writing. Upon receipt of such notification, Holder and its affiliates will immediately suspend all offers and sales of any Registrable Shares pursuant to the registration statement. In such event, the Company will amend or supplement the registration statement as promptly as practicable and will take such other steps as may be required to permit sales of the Registrable Shares thereunder by Holder and its affiliates in accordance with applicable federal and state securities laws. The Company will promptly notify Holder after it has determined in good faith that such sales have become permissible in such manner and will promptly deliver copies of the registration statement and the prospectus (as so amended or supplemented). Notwithstanding the foregoing, (A) under no circumstances shall the Company be entitled to exercise its right to suspend sales of any Registrable Shares pursuant to the registration statement more than two (2) times in any twelve-month period, (B) the period during which such sales may be suspended (each a "Blackout Period") shall not exceed thirty (30) calendar days and (C) no Blackout Period may commence less than sixty (60) calendar days after the end of the preceding Blackout Period.

                (d) HOLDERS TO FURNISH INFORMATION. As a condition precedent to the obligations of the Company to take any action pursuant to Section 8 hereof, the selling Holders furnish to the Company such information regarding themselves, the Registrable Shares held by them, and the intended method of disposition of such Registrable Shares as will be required to effect the registration of their Registrable Shares.

                (e) DELAY OF REGISTRATION. No Holder will have any right to obtain or seek an injunction restraining or otherwise delaying any registration as the result of any controversy that might arise with respect to the interpretation or implementation of this Section 8.

                (f) INDEMNIFICATION. In the event any Registrable Shares are included in a registration statement under Section 8 hereof:

                    (i) To the extent permitted by law, the Company will indemnify and hold harmless each Holder, the partners, shareholders, officers, directors, employees and agents of each Holder, any underwriter (as defined in the 1933 Act) for such Holder and each person, if any, who controls such Holder or underwriter within the meaning of the 1933 Act or the Exchange Act against any losses, claims, damages, or liabilities (joint or several) to which they may become subject under the 1933 Act, the Exchange Act or other federal or state law, insofar as such losses, claims, damages, or liabilities (or actions in respect thereof) arise out of or are based upon any of the following statements, omissions or violations (collectively, a "Violation"):

                        (A) any untrue statement or alleged untrue statement of a material fact contained in such registration statement, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto;

                        (B) the omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading; or

                        (C) any violation or alleged violation by the Company of the 1933 Act, the Exchange Act, any federal or state Shares law or any rule or regulation promulgated under the 1933 Act, the Exchange Act or any federal or state Shares law in connection with the offering covered by such registration statement;

and the Company will reimburse each such Holder, partner, shareholder, officer, director, employee, agent, underwriter or controlling person for any legal or other expenses reasonably incurred by them, as incurred, in connection with investigating or defending any such loss, claim, damage, liability or action; provided however, that the indemnity agreement contained in this Section 8(f)(i) will not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Company (which consent will not be unreasonably withheld), nor will the Company be liable in any such case for any such loss, claim, damage, liability or action to the extent that it arises out of or is based upon a Violation which occurs in reliance upon and in conformity with written information furnished expressly for use in connection with such registration by such Holder, partner, shareholder, officer, director, underwriter or controlling person of such Holder.

                    (ii) To the extent permitted by law, each selling Holder will indemnify and hold harmless the Company, each of its directors, each of its officers who have signed the registration statement, each person, if any, who controls the Company within the meaning of the 1933 Act, any underwriter and any other Holder selling Registrable Shares under such registration statement or any of such other Holder's partners, directors or officers or shareholders or any person who controls such Holder within the meaning of the 1933 Act or the Exchange Act, against any losses, claims, damages or liabilities (joint or several) to which the Company or any such director, officer, controlling person, underwriter or other such Holder, partner or director, officer, shareholder or controlling person of such other Holder may become subject under the 1933 Act, the Exchange Act or other federal or state law, insofar as such losses, claims, damages or liabilities (or actions in respect thereto) arise out of or are based upon any Violation that arises solely as a result of written information furnished by such Holder expressly for use in connection with such registration; and each such Holder will reimburse any legal or other expenses reasonably incurred by the Company or any such director, officer, controlling person, underwriter or other Holder, partner, officer, director, shareholder or controlling person of such other Holder in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the indemnity agreement contained in this Section 4(f)(ii) will not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Holder, which consent will not be unreasonably withheld; and provided further, that the total amounts payable in indemnity by a Holder under this Section 8(f)(ii) in respect of any Violation will not exceed the aggregate proceeds (net of discounts) received by such Holder upon the sale of the Registrable Shares and (B) that proportion of aggregate losses, claims, damages, liabilities or expenses indemnified against which equals the proportion which the number of Registrable Shares being sold by such Holder bears to the total number of Registrable Shares being sold by the Company and all Holders.

                    (iii) Promptly after receipt by an indemnified party under this Section 8(f) of notice of the commencement of any action (including any governmental action), such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 8(f), deliver to the indemnifying party a written notice of the commencement thereof and the indemnifying party will have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party will have the right to retain its own counsel, with the fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such proceeding. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action, if the indemnifying party is materially prejudiced thereby, will relieve such indemnifying party of liability, but only to the extent that such indemnifying party is prejudiced with respect to a specific claim.

                    (iv) The foregoing indemnity agreement with respect to any preliminary prospectus shall not inure to the benefit of any Holder or underwriter, or any person controlling such Holder or underwriter, from whom the person asserting any losses, claims, damages or liabilities purchased Registrable Shares, if a copy of the prospectus (as then amended or supplemented if the Company shall have furnished any amendments or supplements thereto) provided by the Company was not sent or given by or on behalf of such Holder or underwriter to such person, if required by law so to have been delivered, at or prior to the written confirmation of the sale of the purchased Registrable Shares to such person, and if the prospectus (as so amended or supplemented) would have cured the defect giving rise to such loss, claim, damage or liability.

                    (v) If the indemnification provided for in Sections 8(f)(i) or 8(f)(ii) hereof shall be unavailable to hold harmless an indemnified party in respect of any liability under the 1933 Act, then, and in each such case, the indemnifying party, in lieu of indemnifying such indemnified party hereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such loss, liability, claim, damage or expense in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of the indemnified party on the other in connection with the statement or omissions that resulted in such loss, liability, claim, damage or expense as well as any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission; provided that in no event shall any contribution under this subsection (v) by any Holder exceed the gross proceeds from the offering received by such indemnifying party. No person or entity guilty of fraudulent misrepresentation (within the meaning of Section II(f) of the 1933 Act) will be entitled to contribution from any person or entity who was not guilty of such fraudulent misrepresentation.

                    (vi) The  obligations  of the Company and Holders under this
Section 8(f) will survive the completion of any offering of Registrable Shares in a registration statement, and otherwise.

                (g) RULE 144 REPORTING. With a view to making available the benefits of certain rules and regulations of the SEC which may at any time permit the sale of the Registrable Shares to the public without registration, while a public market exists for the Common Stock of the Company, the Company will:

                    (i) make and keep public information available, as those terms are understood and defined in Rule 144 under the 1933 Act, at all times while the Company is reporting under the Exchange Act;

                    (ii) use its best efforts to file with the SEC in a timely manner all reports and other documents required of the Company under the 1933 Act and the Exchange Act (at any time it is subject to such reporting requirements); and

                    (iii) so long as a Holder owns any Registrable Shares, furnish to the Holder forthwith upon request a written statement by the Company as to its compliance with the reporting requirements of Rule 144, and of the 1933 Act and the Exchange Act (at any time it is subject to the reporting requirements of the Exchange Act), a copy of the most recent annual or quarterly report of the Company, and such other reports and documents of the Company as a Holder may reasonably request in availing itself of any rule or regulation of the SEC allowing a Holder to sell any such Registrable Shares without registration (at any time the Company is subject to the reporting requirements of the Exchange Act).

             9. MISCELLANEOUS.

                (a) GOVERNING LAW. This Agreement will be governed by and construed in accordance with the internal laws of the State of California applicable to contracts made among residents of, and wholly to be performed within, the State of California, without regard to principles of conflict of laws or choice of laws.

                (b) FURTHER INSTRUMENTS. From time to time, each party hereto will execute and deliver such instruments and documents as may be reasonably necessary to carry out the purposes and intent of this Agreement.

                (c) SUCCESSORS AND ASSIGNS. Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties (including transferees of any Registrable Shares of Registrable Shares). Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

                (d) COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument. This Agreement will be effective following the parties signatory hereto upon such counterpart signature by all initial parties hereto.

                (e) ENTIRE AGREEMENT. This Agreement, including and incorporating the Schedule of Exceptions, all Exhibits attached hereto, and all agreements and other documents referred to herein, constitutes and contains the entire agreement and understanding of the parties regarding the subject matter of this Agreement and supersedes in its entirety any and all prior negotiations, correspondence, understandings and agreements among the parties respecting the subject matter hereof, including the Term Sheet.

                (f) NOTICES. All notices required to be given or delivered to the Company under the terms of this Agreement shall be deemed to have been given or made for all purposes (i) upon personal delivery, or (ii) upon confirmation receipt that the communication was successfully sent to the applicable number if sent by facsimile, or (iii) one day after being sent, when sent by professional overnight courier service, or (iv) five (5) days after posting when sent by registered or certified mail. Notices to the Company shall be sent to the principal office of the Company (or at such other place as the Company shall notify the Investor of in writing). Notices to the Investor shall be sent to the address of the Investor on the books of the Company (or at such other place as the Investor shall notify the Company of in writing).

                (g) FINDERS' FEE. Each party represents that it neither is nor will be obligated for any finders' fee or commission in connection with this transaction other than the fees of the Company payable to Seabury as described in Section 3(e). Each party agrees to indemnify and to hold the other parties hereto harmless from any liability for any commission or compensation in the nature of a finders' fee (and the costs and expenses of defending against such liability or asserted liability) for which such party or any of its officers, partners, employees or representatives is responsible.

                (h) EXPENSES. Each party shall pay its own expenses, including counsel fees and investment banker fees, incurred in connection with this agreement, provided, however, that the Company shall pay for the reasonable attorneys fees of HRT and SheaCo.

                (i) AMENDMENTS. Any term of this Agreement may be amended only with the written consent of the Company and all of the Investors Any amendment or waiver shall be binding upon the Company, each Purchaser, and their transferees and assignees.

                (j) SEVERABILITY. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provisions will be excluded from this Agreement to the extent unenforceable and the balance of such provisions, and of this Agreement, will be interpreted as if such provision or part hereof were so excluded and will be enforceable in accordance with its terms.

                (k) AGGREGATION OF STOCK. All Shares held or acquired by affiliated entities or persons will be aggregated together for the purpose of determining the availability of any rights under this Agreement.

              IN  WITNESS  WHEREOF,   the  parties  hereto  have  executed  this
Agreement as of the date and year first above written.


COMPANY:

VANGUARD AIRLINES, INC.


By:
    -------------------------------------------------

Title:
       ----------------------------------------------

Address:        533 Mexico City Avenue
                Kansas City, MO  64153

INVESTORS:

VANGUARD ACQUISITION COMPANY


By:
    -------------------------------------------------

Title:
       ----------------------------------------------

Address:        c/o Pegasus Aviation, Inc.
                Four Embarcadero Center, 35th Floor
                San Francisco, CA  94111

THE HAMBRECHT 1980 REVOCABLE TRUST


By: _________________________________
Title: ________________________________

Address:

J.F. SHEA CO., INC., as Nominee 1998-19


By: _________________________________
Title: ________________________________

Address:

Additional PURCHASERS:

SEABURY ADVISORS, LLC

By: _________________________________
Title: ________________________________

Address:


SEABURY SECURITIES, LLC


By: _________________________________
Title: ________________________________

Address:

                                    EXHIBIT A

                              SCHEDULE OF INVESTORS

INVESTOR                                                    NUMBER OF SHARES
--------                                                    ----------------
Vanguard Acquisition Company                                17,500,000
The Hambrecht 1980 Revocable Trust                          2,500,000
J. F. Shea Co., Inc., as Nominee 1998-19                    2,500,000

Seabury                                                     2,500,000

                                    EXHIBIT B

                                   EXCEPTIONS


[Nasdaq issue...3(f)]
 The Company continues to negotiate the terms of lease deferral agreements with its aircraft lessors.

                                    EXHIBIT C

                                 FORM OF OPINION

                              [provided separately]

                                    EXHIBIT D

                       MODIFICATIONS TO EQUITY AGREEMENTS


________________________________________________________________________________
EQUITY INSTRUMENT                          REQUIRED MODIFICATIONS
________________________________________________________________________________
Series A Preferred Stock                   Create parity with Series B and C
                                           Waive anti-dilution provisions
________________________________________________________________________________
Series B Preferred Stock                   Create parity with Series A and C
                                           Waive anti-dilution provisions
________________________________________________________________________________
Series C Preferred Stock                   Create parity with Series A and B
________________________________________________________________________________
9-8-00 Purchase Agreement                  Waive anti-dilution provisions as to
                                           this transaction
________________________________________________________________________________
1-18-99 Warrants (PB-81 and                Set exercise price at $0.50 per
PB-82)                                     share. Delete section 3(b).
________________________________________________________________________________
9-8-00 Warrants (PB-83 and PB-84)          Set exercise price at $0.50 per share
                                           Delete section 8(c).
________________________________________________________________________________
12-15-00 Warrants (PB-85 and               Set exercise price at $0.50 per
PB-86)                                     share. Delete section 8(c).
________________________________________________________________________________
2-13-01 Warrants (PB-87 and                Set exercise price at $0.50 per
PB-88)                                     share. Delete section 3(b).
________________________________________________________________________________

                                    EXHIBIT E

                             CERTAIN AIRCRAFT LEASES

                             [to come from Pegasus]

                                                                       EXHIBIT 4


        [Vanguard Airlines Logo     VANGUARD
         Appears Here]              AIRLINES


                                                                   June xx, 2001


To:  Hambrecht 1980 Revocable Trust          Maxon Oral School
     539 Bryant Street, Suite 100            2860 S.E. Holgate Blvd.
     San Francisco, CA 94107                 Portland, Oregon 97202


     Morehouse School of Medicine
     720 Westview Drive, S.W.
     Atlanta, GA 30310



              This letter is with reference to that Purchase Agreement dated as of June xx, 2001 (the "Agreement") among Vanguard Airlines, Inc., a Delaware corporation ("Vanguard"), Vanguard Acquisition Company, a Delaware corporation, the Hambrecht 1980 Revocable Trust ("HRT") and J.F. Shea Co., Inc., as nominee 1998-19.

              As an inducement to HRT to enter into the Agreement, HRT, Vanguard, Morehouse School of Medicine ("Morehouse") and Maxon Oral School ("Maxon") agree as follows:

              1. HRT hereby assigns its right under the Agreement to purchase 2,500,000 shares of Vanguard's common stock to Morehouse and Maxon.

              2. Upon Closing (as that term is defined in the Agreement), More-house and Maxon shall surrender to Vanguard the demand notes issued to each of them on June 21, 2001 and Vanguard shall issue to Morehouse and Maxon an aggregate of 2,500,000 shares of Vanguard's common stock.

              This letter shall be governed by the laws of the State of California and may be executed in counterparts. Please indicate your acceptance of the terms set forth herein by executing a copy of this letter and returning it to Vanguard.

                            Very truly yours,

                            Vanguard Airlines, Inc.

                            By:  DAVID A. RESCINO
                                 ----------------

                            Its: VP/CFO
                                 ----------------



________________________________________________________________________________
533 Mexico City Avenue . Kansas City. MO. 64153. Phone (816) 243-2100 .
Fax (816) 243-2937

AGREED AND ACCEPTED

Hambrecht 1980 Revocable Trust

By: /s/ WILLIAM HAMBRECHT
    ______________________________

Its: Trustee
    ______________________________



Morehouse School of Medicine

By: /s/ ELI PHILLIPS
    ______________________________

Its:Vice President of Finance
    ______________________________



Tucker-Maxon Oral School

By: /s/ PATRICK STONE
    ______________________________

Its:Executive Director
    ______________________________